December 16, 2008
DIRECT DIAL: 212-451-2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Peggy Kim

Re:	Agilysys, Inc.
Schedule 14A filed by Ramius Value and Opportunity Master Fund Ltd, et al
Additional Soliciting Material filed pursuant to Rule 14a-12
File No. 000-05734

Dear Ms. Kim:

We acknowledge receipt of the letter of comment dated November 19, 2008 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A.  Our responses are numbered to correspond to your comments.

Schedule 14A

1.
We note that this filing refers security holders to information expected to be contained in the company’s proxy statement for the annual meeting.  We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations.  Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement.  Please advise as to the participants’ intent in this regard.

December 16, 2008

We acknowledge the Staff’s comment.  The participants intend to wait for the Company to disclose the information left blank in the proxy statement prior to mailing.  In the event it becomes necessary to mail the proxy statement before the Company discloses this information, the participants intend to mail the proxy statement and file additional definitive materials with the SEC disclosing this information promptly after the information has been made public by the Company.  The participants would also consider a means reasonably designed to disseminate this information by press release or a supplemental mailing to the Company’s shareholders.

2.	Please furnish the information required by Item 403 of Regulation S-K. Refer to Item 6(d) of Schedule 14A.

The proxy statement has been revised to include the information required by Item 403 of Regulation S-K.  Please see Schedule II of the proxy statement.

3.	We note that the participants own 12.5% of the total outstanding shares of common stock. Please furnish the information required by Item 405 of Regulation S-K. Refer to Item 7(b) of Schedule 14A.

The proxy statement has been revised to include the information required by Item 405 of Regulation S-K.  Please see page 17 of the proxy statement.

Proposal One; Election of Directors, page 10

4.
We note that you may introduce substitute or additional nominees.  Please revise to address whether any advance notice provisions affect your ability to designate other nominees.  Further, we note that if there is not a reasonable period of time prior to the annual meeting date, the shares represented by the gold proxy card will be voted for the substitute or additional nominees.  Please note that we consider the existence of alternative nominees to be material to a security holder’s voting decision.  Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date.  Refer to Rule 14a-4(d)(1).

In response to the Staff’s comment, the disclosure on page 12 of the proxy statement has been revised to clarify that Value and Opportunity Master Fund reserves the right to nominate additional persons, and that shares represented by the Gold proxy will be voted for such persons, only to the extent such action is not prohibited under the Company’s bylaws and applicable law.

5.	Please revise to state whether each Ramius Nominee is independent. Refer to Item 407(a) of Regulation S-K and Item 7(c) of Schedule 14A.

The proxy statement has been revised to state that each Ramius Nominee is independent of the Company in accordance with SEC and Nasdaq Stock Market rules on board independence.  Please see page 10 of the proxy statement.

December 16, 2008

Voting and Proxy Procedures, page 13

6.	We note that you describe the procedure for requesting cumulative voting. Please disclose whether you intend to make such a request for cumulative voting.

We acknowledge the Staff’s comment.  The Ramius Group is currently contemplating whether it will request cumulative voting at the Annual Meeting and will disclose in its definitive proxy filing whether it intends to make a written request for cumulative voting with respect to the election of directors at the Annual Meeting.

7.	Please revise to describe the treatment and effect of abstentions and broker non-votes. Refer to Item 21(b) of Schedule 14A.

The proxy statement has been revised to describe the treatment and effect of abstentions and broker non-votes.  Please see page 14 of the proxy statement.

Solicitation of Proxies, page 15

8.
We note that the entire expense of soliciting proxies is being borne by the Ramius Group.  Please state whether reimbursement will be sought from Agilysys, and if so, whether the question of such reimbursement will be submitted to a vote of security holders.  Refer to Item 4(b)(5) of Schedule 14A.

The proxy statement included the above disclosure. Please see page 17 of the proxy statement.

Incorporation by Reference, page 18

9.
Please note that the participants in the solicitation are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if such disclosure has been derived from outside sources of information.  Please remove the disclaimer in this section.

We acknowledge the Staff’s comment.  On a supplemental basis, we note that the disclaimer referred to by this comment relating to the incorporation of certain information by reference states only that the Ramius Group cannot reasonably confirm the accuracy or completeness of certain information incorporated by reference from the Company’s proxy statement.  The Ramius Group is aware that it is responsible for the reliability and completeness of the disclosures contained in the proxy statement, even if such information has been derived from outside sources of information, and does not believe that the language referred to by this comment makes a contrary claim.

*     *     *     *     *

December 16, 2008

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours

/s/ Steve Wolosky

Steve Wolosky, Esq.

Enclosure

cc:           Jeffrey C. Smith
Owen Littman

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A filed by the undersigned on November 12, 2008 (the “Proxy Statement”), each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated:  December 16, 2008

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
its investment manager

PARCHE, LLC
By: RCG Starboard Advisors, LLC,
its managing member

RCG PB, LTD.
By: Ramius Advisors, LLC,
       its investment manager

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
its investment manager

RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, John Mutch, James Zierick and Steve Tepedino